Exhibit 12.1

KLA-Tencor Corporation

Computation of Ratio of Earnings to Fixed Charges

	Year ended June 30,					Nine months ended March 31,
	2007	2006	2005	2004	2003	2008	2007
	(in thousands, except ratios)
Earnings:
Income before income taxes and minority interest	$677,235	$377,858	$583,076	$270,388	$114,986	$462,717	$480,935

Add back fixed charges:
Interest expense	2,781	2,175	1,750	519	386	1,466	2,095
Charge for unamortized bond issuance costs	0	0	0	0	0	0	0
Interest portion of rental expense	3,243	2,788	3,891	4,141	5,394	3,118	2,331

Total adjusted earnings	683,259	382,821	588,717	275,048	120,766	467,301	485,361

Fixed charges:
Interest expense	2,781	2,175	1,750	519	386	1,466	2,095
Charge for unamortized bond issuance costs	—	—	—	—	—	—	—
Interest portion of rent expense	3,243	2,788	3,891	4,141	5,394	3,118	2,331

Total fixed charges	6,024	4,963	5,641	4,660	5,780	4,584	4,426
Ratio of earnings to fixed charges	113.4	77.1	104.4	59.0	20.9	101.9	109.7

For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from adding (a) the earnings from continuing operations before income taxes and minority interest, and (b) fixed charges. Fixed charges for these purposes include (a) interest expense, (b) amortization of bond issuance costs, and (c) one-third of rental expense, which KLA-Tencor considers to be a reasonable approximation of the interest factor included in rental expense.